FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2009

UNILEVER N.V.
(Translation of registrant's name into English)

WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER N.V.

/S/ S H M A DUMOULIN By S H M A DUMOULIN SECRETARY

Date: 31 March, 2009

                                               EXHIBIT INDEX
                                               -------------

EXHIBIT NUMBER              EXHIBIT DESCRIPTION

99                                          Notice to Euronext, Amsterdam dated 31 March,  2009

Exhibit 99

31 March 2009

This Report on Form 6-K contains the following:

Exhibit 1:

Stock Exchange Announcement dated 5 March 2009 entitled 'Unilever Board Changes'
Exhibit 2:

Stock Exchange Announcement dated
6 March
 2009
 entitled
'
Annual F
inancial Report
and Accounts
'

Exhibit 3:
   Stock Exchange Announcement dated
9
 March 2009 entitled 'Publication of Prospectus'
Exhibit 4:
   Stock Exchange Announcement dated
19
 March 2009 entitled 'Fixed Rate Note Issue'
Exhibit
5
:
Stock exchange announcement dated
31
 March 2009 entitled '
Annual Information Update
'

Exhibit 1:

UNILEVER BOARD CHANGES

Unilever today announced that its Vice-Chairman and Senior Independent Director, the Lord Simon of Highbury CBE, will be retiring from the Board at the Annual General Meetings in May this year having served three terms of three years.  It is Unilever's intention that David Simon will be succeeded in these positions by Jeroen van der Veer.  Mr Van der Veer will also replace David Simon as chairman of the Nomination and Remuneration Committees.
Unilever is also proposing that Louise Fresco, Professor of International Development and Sustainability at the
University
 of
Amsterdam
, Ann Fudge, former Chairman and Chief Executive Officer of Young & Rubicam Brands and Paul Walsh, Chief Executive Officer of Diageo join the Board as new Non-Executive Directors. They will be proposed for election to the Board at the Annual General Meetings in
London
 on 13 May and in
Rotterdam
 on 14 May 2009.
Michael Treschow, Chairman of Unilever, said: "David Simon has made a tremendous contribution to Unilever and his wisdom and wit will be greatly missed. At the same time I am extremely pleased that Jeroen van der Veer has agreed to become vice-chairman and senior independent director.
"I am also very pleased that Louise Fresco, Ann Fudge and Paul Walsh have agreed to be proposed to join the Board.  All are distinguished in their respective fields and will further strengthen the expertise and independence of the Board, as well as broadening its diversity. I am sure they will add considerably to the business."
Unilever requires all Directors to offer themselves for re-election at the Annual General Meetings each year. The following Directors will therefore be offering themselves for re-election: Leon Brittan, Wim Dik, Charles Golden, Byron Grote, Jim Lawrence, Narayana Murthy, Hixonia Nyasulu, Paul Polman, Kees Storm, Michael Treschow and Jeroen van der Veer.
As announced on 5 February 2009, Unilever will also be putting resolutions to its AGMs in May in order to move to quarterly dividends. The subsequent changes will result in a simpler and more transparent dividend practice for the Unilever group and its shareholders.
5th March 2009
Biographies:
Louise O. Fresco
Nationality: Dutch. Age: 57.
Professor Louise Fresco is Professor of International Development and Sustainability at the
University
 of
Amsterdam
 and a visiting Professor at
Stanford

University
. She is, amongst other things, a supervisory director of Rabobank, a Crown appointed member of the Social and Economic Council of the
Netherlands
 and a trustee of the
Roosevelt

Academy
. From 1997 to 2006, she held various positions at the Food and Agriculture Organization (FAO) of the United Nations, including that of assistant director-general, Agriculture Department.
Ann M. Fudge
Nationality: American. Age: 57.
Ann Fudge is a non-executive director at Novartis AG and at General Electric Co. Ms. Fudge served as the chairman and chief executive officer of Young & Rubicam Brands from 2003 to 2006. Prior to joining Young & Rubicam, Ms. Fudge worked at General Mills and at Kraft Foods, where she served in a number of senior management positions including president of Beverages, Desserts and Post Cereal Division. Ms. Fudge is an honorary director of Catalyst and a director of The Rockefeller Foundation and is on the board of overseers of
Harvard

University
.
Paul Walsh
Nationality: British. Age: 53.
Paul Walsh is chief executive officer of Diageo plc, a non-executive director of FedEx Corporation, and also a non-executive director of Centrica plc. He is a member of the Business Council for
Britain,
and chairman of the Scotch Whisky Association. Paul Walsh served in a number of management roles within GrandMet, which he joined in 1982, including chief executive officer of the Pillsbury Company. He was appointed to the GrandMet board in 1995, which in 1997 merged with Guinness UDV to become Diageo. He became chief executive officer of Diageo in September 2000 following a short period as chief operating officer.

Exhibit 2:

2008 Annual Financial Report Announcement

Rotterdam
, 6 March 2009

Unilever N.V. announces that as from today the following documents are available on its website
www.unilever.com/investorrelations
:

Unilever Annual Report and Accounts 2008

Unilever Annual Review 2008

Unilever Summary Financial Statement 2008

Unilever Annual Report on Form 20-F 2008

- - - - -

6 March 2009

For more information:
Netherlands
: Els de Bruin spokesperson, tel. + 31 (0)10 217 4844 (after 17.30 hrs + 31 (0)10 217 4000)

Exhibit 3:

Publication of Supplementary Prospectus

The following supplementary prospectus has been approved by the UK Listing Authority and is available for viewing:

Supplementary Prospectus dated 9 March 2009 relating to the Information Memorandum dated 13 th

May 2008 for the U.S.$15,000,000,000 Debt Issuance Programme with Unilever N.V., Unilever PLC and Unilever (Holdings) Japan K.K. as issuers.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/5503O_-2009-3-9.pdf

For further information, please contact:

Unilever PLC
Unilever House
100
Victoria
 Embankment
London
EC4Y 0DY

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Supplementary Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Information Memorandum) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Information Memorandum and the Supplementary Prospectus is not addressed. Prior to relying on the information contained in the Information Memorandum and Supplementary Prospectus you must ascertain from the Information Memorandum whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit 4:

UNILEVER - FIXED RATE NOTE ISSUE

Unilever has announced the £350,000,000 4.00 per cent Fixed Rate Notes due 19 December 2014 issued by Unilever PLC and guaranteed by Unilever N.V. and Unilever United States, Inc. and launched on 13 March 2009 under Unilever's debt issuance programme, closed on 19 March 2009. The Notes are not intended to be offered in the
United States
.

Exhibit
5
:

Annual Information Update

Rotterdam
, 31 March 2009.- Unilever N.V. announces that as from today the Annual Information Update is available on its website:

http://www.unilever.com/investorrelations/corp_governance/AIU
.

- - - - -

2009

Safe

Harbour
This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'expects', 'anticipates', 'intends', 'believes' or the negative of these terms and other similar expressions of future performance or results, including financial objectives to 2010, and their negatives are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including, among others, competitive pricing and activities, consumption levels, costs, the ability to maintain and manage key customer relationships and supply chain sources, currency values, interest rates, the ability to integrate acquisitions and complete planned divestitures, the ability to complete planned restructuring activities, physical risks, environmental risks, the ability to manage regulatory, tax and legal matters and resolve pending matters within current estimates, legislative, fiscal and regulatory developments, political, economic and social conditions in the geographic markets where the Group operates and new or changed priorities of the Boards. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report & Accounts on Form 20-F. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.